Exhibit 7.5

EXECUTION COPY

JPMORGAN CHASE BANK, N.A. J.P. MORGAN SECURITIES INC. 270 Park Avenue New York, New York 10017	CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street New York, NY 10013

CONFIDENTIAL

October 8, 2007

Newmont Mining Corporation

Newmont USA Limited

1700 Lincoln Street

Denver, Colorado 80203

Attention of:	Thomas P. Mahoney,
Vice President and Treasurer

Newmont Mining Corporation

$1,300,000,000 Senior Unsecured Interim Revolving Credit Facility

Commitment Letter

Ladies and Gentlemen:

Newmont Mining Corporation (“Newmont Mining”) and Newmont USA Limited (“Newmont USA” and, together with Newmont Mining, the “Borrowers” or “you”) have advised JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities Inc. (“JPMorgan”) and Citigroup Global Markets Inc., on behalf of Citi (as defined below) (Citi, together with JPMCB, the “Initial Lenders”; JPMorgan and Citi collectively being referred to herein as the “Arrangers”; JPMCB, JPMorgan and Citi collectively being sometimes referred to herein as “we” or “us”) that Newmont Mining intends to acquire, indirectly through one or more of its affiliates, common shares of a company organized under the laws of British Columbia and identified to us as “Robert” (the “Target”) that will result in Newmont Mining and its affiliates owning, in aggregate (and assuming the exercise by Newmont Mining and/or its affiliates of the warrants to acquire common shares of the Target that they currently hold), at least a majority of the outstanding common shares of the Target. Such acquisitions (collectively, the “Acquisition”) are intended to be effected pursuant to the transactions (including a take-over bid) contemplated by a support agreement dated as of October 8, 2007 (the “Support Agreement”) for aggregate consideration consisting of approximately U.S.$1,300,000,000 in cash. In that connection, you have requested that we make available a senior unsecured interim revolving credit facility in an aggregate principal amount of U.S.$1,300,000,000 (the “Facility”), the proceeds of which may only be utilized to finance the Acquisition (or refinance other indebtedness incurred to finance the Acquisition), to pay fees, expenses and other costs in connection therewith and for other general corporate purposes. The principal terms and conditions of the Facility are set forth in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”; capitalized terms used but not otherwise defined herein having the meanings assigned to them in the Term Sheet).

In connection with the foregoing, each of JPMCB and Citi is pleased to advise you of its several commitment to provide $650,000,000 of the Facility (for a total commitment of $1,300,000,000), upon the terms and subject to the conditions set forth in this commitment letter (this “Commitment Letter”) and in the Term Sheet, including, without limitation, mandatory reductions in the commitments contemplated by the Term Sheet.

It is agreed that JPMorgan and Citi will act as joint arrangers and joint bookrunners for the Facility and, in the event the Initial Lenders elect to syndicate the Facility, will in such capacities use commercially reasonable efforts to arrange the Facility with financial institutions reasonably satisfactory to Newmont Mining and us. It is also agreed that JPMCB will act as sole administrative agent under the credit agreement in respect of the Facility and that Citi will act as sole syndication agent for the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Administrative Fee Letter referred to below) will be paid in connection with the Facility unless you and we shall so agree. It is further understood and agreed that JPMorgan will have “left” placement in all documentation used in connection with the Facility. For purposes of this Commitment Letter, “Citi” means Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein.

Although the Initial Lenders do not currently anticipate syndicating the Facility, they reserve the right, prior to or after the execution of definitive documentation for the Facility, to syndicate all or a portion of their commitments hereunder to financial institutions identified by the Arrangers and reasonably acceptable to you that will become parties to the credit agreement for the Facility (such financial institutions being collectively referred to herein as the “Lenders”). If the Initial Lenders elect to syndicate the Facility, you agree to (a) use commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending and investment banking relationships, (b) permit direct contact between your senior management and advisors and proposed Lenders, (c) provide assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) hosting, with the Arrangers, of one or more conference calls with or meetings of prospective Lenders at mutually acceptable times and, to the extent applicable, mutually acceptable locations. Without limiting your obligations to assist with any syndication efforts as set forth in this paragraph and the immediately succeeding paragraph, each of the Initial Lenders agrees that syndication of the Facility is not a condition to its commitment hereunder.

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The Arrangers, in consultation with you and in a manner reasonably acceptable to you, will manage all aspects of any syndication of the Facility, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate and the allocations of the commitments among the Lenders. To assist the Arrangers in their syndication efforts, you agree promptly to prepare and provide to us all information with respect to you and your subsidiaries, the Acquisition and the transactions contemplated hereby, including any financial information, as we may reasonably request in connection with the arrangement and syndication of the Facility.

You hereby represent and covenant (and it shall be a condition to the Initial Lenders’ commitments hereunder and our agreements to perform the services described herein) that (a) all written information and data concerning you and your subsidiaries, the Acquisition and the transactions contemplated hereby (the “Information”), other than financial projections (“Projections”), that has been or will be made available to us by you or any of your representatives, when taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) any Projections that have been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon reasonable assumptions believed by you to be reasonable at the time when made and at the time such Projections are furnished to us (it being understood that any Projections as to future events are not to be viewed as facts and that the actual results during the period covered by such Projections may differ from the projected results and that the differences may be material). You agree to supplement the Information and any Projections from time to time until the closing of the Facility so that the representations and covenants in the preceding sentence remain correct. In arranging the Facility, including any syndication of the Facility, we will be using and relying primarily on the Information and any Projections without independent verification thereof.

As consideration for each of the commitments hereunder and JPMCB’s agreement to act as administrative agent for the Facility, you agree to pay to the Initial Lenders and to JPMCB, in its capacity as administrative agent, the nonrefundable fees set forth in Annex I to the Term Sheet and in the Administrative Fee Letter dated the date hereof and delivered herewith (the “Administrative Fee Letter”).

The commitments of the Initial Lenders hereunder and our agreements to perform the services described herein are also subject to (a) there not having occurred since December 31, 2006, any event or circumstance that has resulted or could reasonably be expected to result in a material adverse change in the business, assets, operations or financial condition of Newmont Mining and its subsidiaries taken as a whole; (b) there not having occurred any further material disruption or material adverse change, after the date hereof, in conditions in the financial, banking or capital markets that would reasonably be expected to materially impair the sale or placement of equity

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and debt securities of Newmont Mining in a manner that would reasonably be expected to have a material adverse effect on the ability of Newmont Mining to repay the Loans on the Maturity Date; (c) the negotiation, execution and delivery of definitive documentation for the Facility that is consistent with this Commitment Letter and the Term Sheet and otherwise reasonably satisfactory to us; (d) the Initial Lenders’ reasonable satisfaction, unless otherwise agreed to by the parties hereto, that, prior to the closing of the Facility, there will be no offering, placement or arrangement of any debt securities or bank financings by you or any Guarantor that would reasonably be expected to have a material adverse effect on the ability of Newmont Mining to repay the Loans on the Maturity Date; (e) the execution and delivery of the definitive documentation for the Facility on or prior to March 9, 2008; and (f) the other conditions set forth herein and in the Term Sheet. Notwithstanding the foregoing, each of the Initial Lenders and the Arrangers agrees that no downgrade in the Ratings of Newmont Mining’s senior, unsecured long-term debt shall, by itself, result in any of the above conditions not being satisfied so long as such Rating is Category 5 (as described in Annex I to the term sheet) or higher.

You agree (a) to indemnify and hold harmless each of us and our affiliates, and the respective officers, directors, employees, advisors, and agents of each of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject to the extent arising out of or in connection with this Commitment Letter, the Acquisition, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person within 30 days after such indemnified person’s written request for any reasonable legal or other reasonable expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final and nonappealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such indemnified person or its affiliates, and (b) to reimburse each of us and our affiliates on demand for all reasonable out-of-pocket expenses (including reasonable due diligence expenses, travel expenses and reasonable fees, charges and disbursements of counsel, but excluding syndication expenses) incurred in connection with the Facility and any related documentation (including, without limitation, this Commitment Letter, the Term Sheet, the Administrative Fee Letter and the definitive documentation for the Facility) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facility.

You acknowledge that each of us and our affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Each Initial Lender and each Arranger agrees that neither it nor any of its affiliates will use confidential information obtained

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from you in connection with the performance by it of services for other companies, and neither it nor any of its affiliates will furnish any such information to other companies. You also acknowledge that none of us has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by it or its affiliates from other companies. You further acknowledge that each of JPMorgan and Citi is a full service securities firm and that it may from time to time effect transactions, for its own or its affiliates’ account or for the account of customers, and hold positions in loans, securities or options on loans or securities of the Borrowers and their affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter.

This Commitment Letter and the Initial Lenders’ commitments hereunder shall not be assignable by you without our prior written consent (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and indemnified persons and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. This Commitment Letter may not be amended or waived except by an instrument in writing signed by each of us and you. This Commitment Letter and the Administrative Fee Letter, are, as of the date hereof, the only agreements that have been entered into among the parties hereto with respect to the Facility and set forth the entire understanding (and supersede any prior written or oral agreement) of the parties hereto with respect thereto.

Any and all obligations of, and services to be provided by, any of us hereunder may be performed, and any and all our rights hereunder may be exercised, by or through our affiliates, and the indemnification and expense reimbursement provisions contained herein shall apply with equal force and effect to any such affiliates. You acknowledge that information and documents relating to the Facility may be transmitted through Intralinks, the internet, e-mail or similar electronic transmission systems.

This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. You hereby irrevocably and unconditionally submit to the nonexclusive jurisdiction of any state or Federal court sitting in the City of New York, Borough of Manhattan, over any suit, action or proceeding arising out of or relating to this Commitment Letter, the Term Sheet, the Administrative Fee Letter, the performance of services hereunder or thereunder or the transactions contemplated hereby or thereby. You agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process for any suit, action or proceeding brought in any such court. You hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You agree that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon you and may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon judgment. You and we irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of this Commitment

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Letter, the Term Sheet, the Administrative Fee Letter, the performance of services hereunder or thereunder or the transactions contemplated hereby or thereby.

You acknowledge and agree that in connection with all aspects of the transactions contemplated hereby and any communications in connection therewith, you and your subsidiaries and affiliates, on the one hand, and we and any of our affiliates through which we may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of us or our affiliates, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications.

We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), we and each of the Lenders are required to obtain, verify and record information that identifies you and the Guarantors (as defined in the Term Sheet), which information includes the name, address, tax identification number and other information regarding you and the Guarantors that will allow us and the Lenders to identify each of you and the Guarantors in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and the Lenders.

You agree that you will not disclose this Commitment Letter, the Term Sheet, the Administrative Fee Letter, the contents of any of the foregoing or our activities pursuant hereto or thereto to any person without our prior written approval, except that (a) you may disclose any of the foregoing (i) to your officers, employees, attorneys, accountants and advisors, and to those of the Target, in each case on a confidential and need-to-know basis (except that the Administrative Fee Letter shall not be disclosed to the Target except as provided in clause (ii) below), or (ii) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof) and (b) following your acceptance of this Commitment Letter and the Administrative Fee Letter, you may disclose this Commitment Letter, the Term Sheet and the terms hereof and thereof (but not the Administrative Fee Letter or the terms thereof except as required by applicable law (including applicable securities laws) or compulsory legal process (in which case you agree to inform us promptly thereof)) in one or more filings with the Securities and Exchange Commission.

Each of us agrees to keep (and cause its affiliates to keep) confidential any nonpublic confidential information furnished to it by you or your representatives in connection herewith, except that such information may be disclosed (a) to its and its affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors on a confidential and need-to-know basis, (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations, by any subpoena or similar legal process (in which case it will inform you promptly thereof), (d) to any Lenders or prospective Lenders under the Facility on a confidential basis, or (e) to the extent such information (i) becomes publicly available other than as a result of a breach of this Commitment Letter or (ii) becomes available to it on a nonconfidential basis from a source other than you not subject (to its knowledge) to a confidential agreement with you or any of your subsidiaries. Each of us shall be

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considered to have complied with its confidentiality obligations hereunder if it has exercised the same degree of care to maintain the confidentiality of such information as it would accord to its own confidential information.

The reimbursement, indemnification, governing law and confidentiality provisions contained herein and in the Administrative Fee Letter shall remain in full force and effect regardless of whether definitive documentation for the Facility shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Initial Lenders’ commitments hereunder (which you may at any time effect by giving written notice of termination to us).

Please indicate your acceptance of the terms hereof by signing in the appropriate space below and returning duplicate originals (or facsimiles or electronic image scans thereof) of this Commitment Letter to us and of the Administrative Fee Letter to JPMCB not later than 5:00 p.m., New York time, on October 9, 2007, failing which this Commitment Letter shall terminate and the Initial Lenders’ commitments hereunder shall expire. If the execution and delivery of definitive documentation for the Facility shall not have occurred by March 9, 2008, then the Initial Lenders’ commitments and our agreements hereunder shall automatically terminate unless the parties hereto agree to extend such date. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart.

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We are pleased to have the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.,

by	/s/ James H. Ramage
Name:	James H. Ramage
Title:	Managing Director

J.P. MORGAN SECURITIES INC.,

by	/s/ Nicholas J. Chirekos
Name:	Nicholas J. Chirekos
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.,

by	/s/ Raymond G. Dunning
Name:	Raymond G. Dunning
Title:	Managing Director

Accepted and agreed to as of

the date first written above:

NEWMONT MINING CORPORATION,

by	/s/ Thomas P. Mahoney
Name:	Thomas P. Mahoney
Title:	Vice President and Treasurer

NEWMONT USA LIMITED,

by	/s/ Thomas P. Mahoney
Name:	Thomas P. Mahoney
Title:	Vice President and Treasurer

CONFIDENTIAL	EXHIBIT A
October 8, 2007

Newmont Mining Corporation

$1,300,000,000 Senior Unsecured Interim Revolving Credit Facility

Summary of Principal Terms and Conditions

Borrowers:	Newmont Mining Corporation, a Delaware corporation (“Newmont Mining”), and Newmont USA Limited, a Delaware corporation and a wholly owned subsidiary of Newmont Mining (“Newmont USA” and, together with Newmont Mining, the “Borrowers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (“JPMCB”) will act as sole administrative agent (the “Administrative Agent”) for the Facility, and will perform the duties customarily associated with such role.

Joint Lead Arrangers and Joint Bookrunners:	J.P. Morgan Securities Inc. and Citi (as defined below) will act as joint lead arrangers and joint bookrunners (the “Arrangers”) for the Facility, and will perform the duties customarily associated with such roles.

Syndication Agent:	Citi will act as sole syndication agent for the Facility, and will perform the duties customarily associated with such role. For purposes of this term sheet, “Citi” means Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein.

Lenders:	JPMCB and Citi, and, in the event the Facility is syndicated, a syndicate of other financial institutions arranged by the Arrangers in consultation with, and reasonably satisfactory to, the Borrowers (JPMCB, Citi and any such other financial institutions, the “Lenders”).

Facility:	$1,300,000,000 senior unsecured interim revolving credit facility (the “Facility”; the loans under the Facility, the “Loans”).

Purpose:	The proceeds of the Facility may only be used (i) to finance all or a portion of the cash consideration payable by Newmont Mining and/or any of its subsidiaries in connection with the acquisitions of common shares of “Robert” (the “Target”) that will result in Newmont Mining and its affiliates owning, in aggregate (and assuming the exercise by Newmont Mining and/or its affiliates of the warrants to acquire common shares of Robert that they currently hold), at least a majority of the outstanding common shares of Robert (such acquisitions collectively being referred to as the “Acquisition”) pursuant to the transactions (including a take-over bid) contemplated by the support agreement dated as of October 8, 2007 (the “Support Agreement”), including by refinancing other indebtedness incurred to finance the Acquisition, (ii) to pay fees, expenses and other costs in connection with the Acquisition and the Facility and (iii) for other general corporate purposes.

Availability:	Loans under the Facility will be available beginning on, and continuing after, the date (the “Closing Date”) on which the first acquisitions of common shares of the Target that will comprise the Acquisition are consummated and the other conditions to the Facility referred to herein are satisfied. Up to the full amount of the commitments under the Facility may be borrowed, prepaid and reborrowed, subject to the satisfaction of applicable conditions to borrowing.

Interest Rates and Fees:	As set forth on Annex I hereto.

Interest Periods:	At the Borrowers’ option:

LIBOR Loans: 1, 2, 3 or 6 months (or 9 or 12 months if available to all Lenders).

Alternate Base Rate (“ABR”) Loans: quarterly.

Interest will be payable at the end of each interest period, but not less often than every three months, and upon prepayment (on the amount prepaid).

Guarantees:	The obligations of each Borrower under the Facility will be unconditionally guaranteed by the other Borrower, Newmont Capital Limited and Battle Mountain Gold Company (collectively, the “Guarantors”).

Final Maturity:	The Lenders’ commitments under the Facility will terminate and all outstanding Loans under the Facility will mature on December 15, 2008 (the “Maturity Date”).

Optional Prepayments:	Upon prior irrevocable written notice at least three business days (or one business day, in the case of ABR Loans) prior to the repayment date, the Borrowers may at any time in whole or in part prepay any Loans, in minimum amounts of $5,000,000 and integral multiples of $1,000,000 in excess thereof, subject to reimbursement of redeployment costs in the case of LIBOR Loans paid other than at the end of an applicable interest period.

Optional Commitment Reductions:	Upon at least one business day’s prior irrevocable written notice, Newmont Mining may at any time in whole permanently terminate, or from time to time in part permanently reduce, in minimum amounts of $10,000,000 and integral multiples of $1,000,000 in excess thereof, the commitments under the Facility; provided, that (i) to the extent the amount of outstanding Loans thereunder would exceed the reduced commitments, outstanding Loans in the amount of such excess must be prepaid together, in the case of LIBOR Loans, with any related redeployment costs if such prepayment occurs on a day other than the last day of an interest period applicable thereto and (ii) the aggregate commitments of all Lenders under the Facility may in no event be less than the outstanding Loans under the Facility.

Mandatory Commitment Reductions and Prepayments:	Commitments under the Facility will be permanently reduced, both before and after the date (the “Signing Date”) on which definitive documentation for the Facility is executed and delivered (and outstanding Loans, if any, in excess of such reduced commitments will be prepaid) in amounts equal to (i) 100% of the net cash proceeds from the issuance of common stock, preferred stock, convertible debt or other debt obligations or equity securities of Newmont Mining or any Guarantor, subject to customary exceptions to be agreed, and (ii) 50% of the net cash proceeds of any sale, transfer or other disposition of equity interests in or assets of Newmont Capital Limited (other than sales of inventory in the ordinary course), provided that no commitment reductions or prepayments will be required in respect of the initial $100,000,000 of cumulative aggregate net cash proceeds arising from sales, transfers or other dispositions referred to in this clause (ii) that individually result in net cash proceeds of less than $100,000,000 (the events referred to in clauses (i) and (ii) above being referred to as “Reduction Events”).

Documentation:	The Facility will be made available under a credit agreement (the “Credit Agreement”) reflecting the terms and conditions set forth herein. Except as otherwise contemplated hereby or as otherwise agreed to among the parties, the representations, warranties, covenants, events of default and other provisions of the Credit Agreement will be substantially similar to those contained in the Credit Agreement dated as of July 30, 2004, as amended and restated as of April 24, 2007 (the “Existing Credit Agreement”), among the Borrowers, various lenders and JPMCB, as administrative agent. As in the Existing Credit Agreement, representations, warranties, covenants and events of default will apply to the Borrowers and their subsidiaries or significant subsidiaries, as appropriate.

Representations and Warranties:

Substantially similar to those in the Existing Credit Agreement, including:

(1)    corporate existence and compliance with laws;

(2)    corporate power, corporate and governmental authorizations, no conflicts;

(3)    binding effect and enforceability;

(4)    financial information, absence of material adverse change;

(5)    title to properties;

(6)    absence of undisclosed material litigation;

(7)    compliance with ERISA and margin regulations;

(8)    environmental matters;

(9)    taxes;

(10)  subsidiaries;

(11)  Investment Company Act;

(12)  no defaults; and

(13)  full disclosure as of the Closing Date.

Affirmative Covenants:	Substantially similar to those in the Existing Credit Agreement, including: (1) delivery of financial statements and other information; (2) payment of tax obligations;

(3)    maintenance of properties, insurance;

(4)    conduct of business and maintenance of existence;

(5)    compliance with laws;

(6)    inspection of property, books and records;

(7)    notices of defaults, material litigation, etc.; and

(8)    use of proceeds.

Negative Covenants:

Substantially similar to those in the Existing Credit Agreement, including:

(1)    intercompany indebtedness owed by each Guarantor to be subordinated to the Facility;

(2)    limitations on the indebtedness of Newmont Capital Limited and Battle Mountain Gold Company;

(3)    limitations on consolidations, mergers and other fundamental changes; and

(4)    negative pledge.

Financial Covenant:	At no time may the ratio of (x) Total Indebtedness (less cash, cash equivalents and auction rate securities) to (y) Total Capitalization (less goodwill and intangible assets) exceed 0.625:1.

For purposes of the foregoing financial covenant, Total Indebtedness will include deferred revenues from sales of future production.

Events of Default:	Substantially similar to those in the Existing Credit Agreement (with those grace periods and materiality qualifications set forth in the Existing Credit Agreement), including:

(1)    failure to pay principal, interest, fees or other amounts;

(2)    failure to observe or perform covenants;

(3)    material breach of representations and warranties;

(4)    payment default under, or event that could permit acceleration of, certain indebtedness (other than non-

recourse project financings, but including indebtedness under the Existing Credit Agreement) or contingent obligations, and payment default under, or acceleration of, certain non-recourse project indebtedness;

(5)    certain bankruptcy or insolvency events;

(6)    certain ERISA events;

(7)    certain undischarged judgments; and

(8)    change in control.

Conditions Precedent to Initial Borrowing:	Substantially similar to those contained in the Existing Credit Agreement and others to be reasonably specified by JPMCB and Citi, including but not limited to evidence of authority, satisfactory legal opinions, accuracy of representations and warranties, absence of defaults, borrowing notices and payment of fees and expenses.

The prior or simultaneous acquisitions by Newmont Mining and/or its affiliates in accordance with the transactions contemplated by the Support Agreement (and without giving effect to any amendments or waivers of the Support Agreement that, individually or in the aggregate, are materially adverse to the Lenders that have not been consented to by JPMCB and Citi) and in accordance with applicable law of a number of common shares of Robert that will result in Newmont Mining and/or its affiliates owning, in the aggregate (and assuming the exercise by Newmont Mining and/or its affiliates of the warrants to acquire common shares of Robert that they currently hold), at least a majority of the outstanding common shares of Robert.

Conditions Precedent to Each Subsequent Borrowing:	Each borrowing will be conditioned on (a) the accuracy in all material respects of all representations and warranties (other than the material adverse change and litigation representations) and (b) there being no default or event of default in existence at the time of, or after giving effect to, such borrowing.

Cost and Yield Protection:	Substantially similar to those contained in the Existing Credit Agreement.

Required Lenders:	Amendments and waivers of the Credit Agreement will require the approval of Lenders holding at least a majority of the commitments under the Facility; provided that

(a) the consent of each adversely affected Lender will be required with respect to (i) reductions in the unpaid principal amount or extensions of the final maturity of any Loan, (ii) reductions in interest rates or fees or extensions of the dates for payment thereof, and (iii) increases in the amounts or extensions of the expiry date of the Lenders’ commitments, and (b) the consent of 100% of the Lenders will be required with respect to (i) modifications of the pro rata provisions of the Credit Agreement and (ii) modifications to any of the voting percentages.

Assignments and Participations:	The Lenders will be permitted to assign Loans and commitments (in minimum amounts of $5,000,000 or, if less, the total amount of their commitment) to other Lenders (or their affiliates) or, with the consent of the Borrowers (except that if a bankruptcy event of default has occurred and is continuing, such consent will not be required), and the Administrative Agent, which consents shall not be unreasonably withheld, to other financial institutions. The Administrative Agent will receive a processing and recordation fee of $3,500, payable by the assignor and/or the assignee, with each assignment. Assignments will be by novation.

The Lenders will be permitted to participate Loans and commitments without restriction to their affiliates and affiliated funding vehicles or, with the consent of the Borrowers (unless a bankruptcy event of default has occurred and is continuing), to other financial institutions. Voting rights of participants shall be limited to matters in respect of (a) reductions of principal, interest or fees and (b) extensions of principal or interest payment dates or of final maturity.

Expenses and Indemnification:	All reasonable out-of-pocket expenses (including but not limited to reasonable expenses incurred in connection with due diligence, but excluding syndication expenses) of the Arrangers and the Administrative Agent associated with the preparation, execution and delivery, administration, waiver or modification and enforcement of the Credit Agreement and the other documentation contemplated hereby and thereby (including the reasonable fees, disbursements and other charges of legal counsel) are to be paid by the Borrowers. In addition, all reasonable out-of-pocket expenses of the Lenders for enforcement costs and documentary taxes associated with the Facility are, on the same terms as in the Existing Credit Agreement, to be paid by the Borrowers.

The Borrowers will indemnify the Arrangers, the Administrative Agent, the Lenders and their officers, directors, employees, affiliates, advisors, agents and controlling persons and hold them harmless from and against all costs, expenses (including reasonable fees, disbursements and other charges of counsel) and liabilities of any such indemnified person arising out of or relating to any claim or any litigation or other proceedings (regardless of whether any such indemnified person is a party thereto) that relate to the transactions contemplated hereby, provided that no such person will be indemnified for its gross negligence or willful misconduct.

Counsel for the Arrangers and the Administrative Agent:	Cravath, Swaine & Moore LLP.

Governing Law and Forum:	New York.

ANNEX I

to Exhibit A

Interest Rates and Fees

Facility Fee:	Facility Fees will accrue and be payable to the Lenders on the aggregate commitments under the Facility (whether drawn or undrawn), commencing on the Signing Date and payable in arrears at the end of each calendar quarter and upon the termination in full of the commitments and the maturity of the Loans outstanding under the Facility. The per annum rates at which the Facility Fees accrue will depend upon the ratings (the “Ratings”) of Newmont Mining’s senior, unsecured long-term debt by Standard & Poor’s Rating Group (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), as set forth in the table appearing at the end of this Annex I.

Facility Fees shall be distributed to Lenders pro rata in accordance with the amount of each such Lender’s commitment under the Facility.

Interest Rates:	Interest will be payable on the Loans, at the Borrowers’ option, at the following rates per annum:

(a) LIBOR plus spreads depending upon the Ratings, as set forth in the table at the end of this Annex I. (b) The Alternate Base Rate.

As used herein:

“Alternate Base Rate” means the higher of (a) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”) and (b) the Federal funds effective rate from time to time plus 0.50%.

“LIBOR” means the London interbank offered rate.

Default Rate:	In the case of overdue principal, the rate of interest otherwise applicable to the Loan, plus 2% per annum, and in the case of other overdue amounts, the rate of interest applicable to ABR Loans plus 2% per annum.

Fee and Rate Basis:	All per annum fees and interest rates under the Facility will accrue and be payable on the basis of the number of days elapsed over a year of 360 days; provided that interest on ABR Loans based on the Prime Rate will be computed on the basis of the number of days elapsed in a 365/366 day year.

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Fee and Spread Table

Ratings Category	Facility Fee (% per annum)	LIBOR Margin (% per annum)
Category 1 A/A2 or higher	0.050%	0.250%
Category 2 A-/A3	0.060%	0.290%
Category 3 BBB+/Baa1	0.070%	0.380%
Category 4 BBB/Baa2	0.090%	0.460%
Category 5 BBB-/Baa3	0.125%	0.525%
Category 6 ≤BB+/Ba1 or unrated	0.175%	0.800%

In the event of split ratings, the Facility Fee and the spreads will be based on the higher of the two Ratings; provided that if the split in Ratings is greater than one Category and neither Rating is in Category 6, spreads shall be determined by reference to the Rating one Category below the higher of the two Ratings; and provided further that if the split is between two Ratings and either rating is in Category 6, spreads shall be determined by reference to the Rating in Category 6. Any change in the Facility Fee and the spreads resulting from a change in Rating shall be effective as of the date on which S&P or Moody’s, as the case may be, announces such change.

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